March 19, 2024

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance, Office of Energy and Transportation,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	Thimble Point Acquisition Corp. II Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-257374)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Thimble Point Acquisition Corp. II (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-257374) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 24, 2021, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above. The Company has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Company believes this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Securities Act.

The Company confirms that there has been no issuance, distribution or sale of the securities under the Registration Statement and that the Registration Statement was not declared effective by the Commission.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.

Pursuant to the requirements of Rule 477 under the Act, the Company has caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions, please contact Mario Schollmeyer at Sullivan & Cromwell LLP at +1 212 558 3287 or schollmeyerm@sullcrom.com or Yaqi Han at Sullivan & Cromwell LLP at +1 212 558 3197 or hany@sullcrom.com with any questions.

Sincerely,

Thimble Point Acquisition Corp. II

By:	/s/ Elon S. Boms
Name: Elon S. Boms
Title: Chief Executive Officer and Chairman

cc:	Mario Schollmeyer

(Sullivan & Cromwell LLP)

Yaqi Han

(Sullivan & Cromwell LLP)